October 1, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jan Woo

Re:

Marathon Patent Group, Inc.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Filed August 14, 2014

File No. 001-36555

Dear Ms. Woo:

Marathon Patent Group, Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated September 29, 2014, addressed to the Company’s Chief Executive Officer, Doug Croxall, with respect to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014, file number 001-36555 (“Form 10-Q”).

As requested by the Staff, the Company has replied below, with the response following a repetition of the Staff’s comment to which it applies (the “Comments”). The response to the Comment is numbered to relate to the corresponding Comments in the Staff’s letter.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Financial Statements

Consolidated Statements of Operations, page 3

1.

We note that you have classified patent amortization expense as a separate operating expense line item outside of cost of revenues. Please tell us what consideration was given to including this expense within cost of revenues considering your patent portfolio appears to be related to revenue generating activities. Refer to Rule 5-03(b)(2) of Regulation S-X.

Response: In determining the treatment of patent amortization expenses on the income statement, Management of the Company reviewed the accounting literature, specifically ASC 350 and Rule S-X, along with industry practices.  In particular, as the Staff has pointed out, Rule 5-03(b)(2) states (in part) as follows:

"Costs and expenses applicable to sales and revenues. State separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues."

With respect to ASC 350, ASC 350-30-45-2 states that:

"The amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.”

Further, ASC 350-30-35-6 states that:

"A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used."

With respect to ASC 350-30-35-6, management determined that the pattern in which the economic benefits of the intangible asset are either consumed or otherwise used up was not reliably determinable.   Based on the business in which the Company operates, licensing patents both outside and within the confines of litigation, there are a great number of factors outside of the Company’s control that determine:

1)

If the enforcement campaign will be successful;

2)

If it is successful, the timing of the results;

3)

If the Company has results, the economic value of those results.

To the first point, it’s important to understand that while we make every effort to mitigate the losses, there is no way at the front end to determine the likelihood of success with anything approaching certainty and not all patents that the Company acquires generate revenue.  To the second point, it is difficult to determine the timing of successful results as the period from when the Company commences an enforcement campaign until the Company has a revenue generating licensing event can often be measured in years.  Typically, the period of time can extend from weeks after an enforcement campaign has begun to five or more years after an enforcement campaign has begun depending on the success in licensing outside of litigation followed by the unpredictable nature of the litigation process.  The unpredictable nature of the litigation process has been further compounded over the last two years with the introduction of the rules in the American Invents Act, which provides additional avenues to challenge patent validity and as a result, the time to reach resolution.  With respect to the third and final point, there is a significant disparate range in revenue between different licensees that results from a successful enforcement action.

In reviewing all these factors, Management determined that the pattern in which the economic benefits of the patents are consumed could not be reliably determined and in accordance with ASC 350-30-35-6, and the Company therefore amortizes the patent acquisition costs on a straight-line basis.

Management then reviewed Reg S-X, Rule 5-03(b)(1) and (2) and ASC 350-30-45-2 to determine how the decision to amortize the acquired patents on a straight-line basis would impact the treatment of those expenses on the income statement. Rule 5-03(b)(2) states that “costs and expenses applicable to sales and revenues” should be included in cost of revenues.  However, the central underlying characteristic of cost of revenues is that they match the underlying revenue.  This central characteristic was reviewed in light of:

1)

The highly variable nature of the potential revenue from patent licensing and the determination to amortize patent acquisition expenses on a straight-line basis;

2)

The fact that only a small percentage of the acquired patents are used in enforcement campaigns and therefore only a small percentage of the acquired assets actually ever generate revenue;

3)

The fact that enforcement campaigns often rely on groupings of patents in similar technologies, with some of those patents acquired at different times, including in some cases after an enforcement campaign has already begun and generated some licensing revenue.

In light of these factors, Management determined there was a clear disconnect with the matching principal underlying revenues on the one hand and recognition of costs of those revenues on the other hand.

Management of the Company then reviewed industry practice and the 16 examples set forth in ASC 350-30-55-2 though 55-39, titled Implementation Guidance and Illustrations, to determine if there was additional guidance that would amend the treatment of patent amortization expenses as an operating expense.  Regarding industry practice, virtually every public company in the patent licensing sector recognizes patent amortization expenses as an operating expense, whereas the 16 examples were largely silent on the location of this type of expense on the income statement and not one suggested treatment in a fashion other than as the Company has already determined.

Finally, ASC 350-30-45-2 appears to provide considerable latitude to Management to determine the best location on the income statement for amortization expenses.  Based on

1)

amortization expenses not generally being treated as a cost of revenues

2)

the disconnect in the matching principal

3)

industry standards

4)

discussions with the Company’s auditors

Management of the Company determined that the clearest and most logical presentation was in the operating expenses section of the income statement.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Very truly yours,

Marathon Patent Group, Inc.

By:	/s/ Francis Knuettel II
Francis Knuettel II
Chief Financial Officer